Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Black Creek Industrial REIT IV Inc.:

We consent to the incorporation by reference in the registration statement on Form S-11 of Black Creek Industrial REIT IV Inc. of our report dated March 5, 2021, with respect to the consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP

Denver, Colorado
April 20, 2021